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                                                                     Exhibit 4.4

                            SPECIAL STOCK AWARD PLAN
                  FORM OF THE GRANT LETTER FOR US BENEFICIARIES

Chief Executive Officer


                                  Paris, December ___, 2004

Dear _____,

The General shareholders' meeting authorized on 18 May 2004 the implementation of a special stock award plan targeted to the top executives and senior managers, and also certain managers of the Group. The Compensation and Appointment Committee decided upon the conditions of this plan and the Board of Directors approved the plan on 25 August 2004.

This plan consists of granting to you shares for no consideration in order to acknowledge the efforts, which you have made to the turnaround of our Company over the last two years.

This grant of shares also bears witness to our confidence in your professionalism and your loyalty. It marks the launch of the three-year plan "SCOR Moving Forward" which defines the conditions for the redeployment of the Group and manifests its determination to succeed. The value of any shares you receive under the share award plan will depend upon the implementation and the success of the strategic plan.

I am pleased to announce that _____________ SCOR shares are conditionally granted to you under the Special Stock Award Plan for SCOR 2004-2005. You will be eligible to receive ownership of one-half of these shares on 10 January 2005 and the remaining half of these shares on 10 November 2005, provided that you meet the terms and conditions of the grant of shares as set forth in the plan.

In particular, the plan provides as one of the conditions of the grant, that you are required to open a custody account on or before January 9, 2005 with Euro Emetteurs Finances (EEF), with which SCOR has signed an agreement to manage the plan, into which custody account your Shares will be deposited.

If you fail to open your custody account in accordance with the instructions provided in the custody account memorandum, on or before January 9, 2005, you shall forfeit all rights to receive shares under the plan.

You will have the opportunity to choose a delivery of the granted shares to EEF or a delivery of the granted shares for deposit with the depositary under the ADS facility in exchange for American Depositary Shares ("ADSs") corresponding to the granted shares. Should you elect for a delivery of the corresponding ADSs, such ADSs will be delivered to you in global form through the Depositary Trust Company and registered in the name of brokerage account you may designate.

SCOR                                Tel +33 (0)1 46 98 70 00        RCS Nanterre B 562 033 357
Immeuble SCOR                       Fax +33 (0)1 47 67 04 09        Siret 562 033 357 00020
1, Avenue du General de Gaulle      e-mail : scor@scor.com          Societe Anonyme au Capital
92074 Paris La Defense Cedex                                        de 645 335 978 Euros
France

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You will find herewith the terms and conditions of this grant, the consequences in terms of federal income taxes and social security payments which will affect you, as well as the custody account memorandum which details instructions for opening your EEF custody account and electing for a delivery of ADSs.

Provided the terms and conditions of the plan are met, the ownership transfer of the shares conditionally granted to you under the plan by this letter will take place as to one-half of the shares on 10 January 2005 and as to the remaining half of the shares on 10 November 2005. As of these dates, you will be the owner of the granted shares and you may sell all or part of the shares at any time thereafter.

Yours faithfully,

Denis Kessler

SCOR                                Tel +33 (0)1 46 98 70 00        RCS Nanterre B 562 033 357
Immeuble SCOR                       Fax +33 (0)1 47 67 04 09        Siret 562 033 357 00020
1, Avenue du General de Gaulle      e-mail : scor@scor.com          Societe Anonyme au Capital
92074 Paris La Defense Cedex                                        de 645 335 978 Euros
France

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